MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant
to Rule 17a-5(e)(3) as a public document.)

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition
December 31, 2022



Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, MO 64108

Tel: +1 816 474 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Miller Buckfire & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC (the "Company") as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

March 13, 2023

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition
December 31, 2022

(in thousands)

Assets		
Cash and cash equivalents	$	32,407
Accounts receivable, net of allowance for doubtful accounts of $793		1,612
Operating lease right-of-use assets, net		6,294
Fixed assets, net		466
Other assets		1,637
Total assets	**$**	**42,416**
Liabilities and member's capital		
Accrued compensation	$	5,787
Accounts payable and accrued expenses		7,485
Due to Parent and affiliates		4,308
Total liabilities		17,580
Member's capital		24,836
Total liabilities and member's capital	**$**	**42,416**

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Miller Buckfire & Co., LLC (the "Company") is an investment banking firm that provides strategic and advisory services, focusing on restructuring transactions, mergers and acquisitions, and financings. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC ("MB Advisory"), who is a wholly-owned subsidiary of Stifel Financial Corp (the "Parent"). The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include highly liquid investments, including money market funds, with original maturities of three months or less. Due to the short term nature of these instruments, carrying value approximates their fair value.

Accounts Receivable, Net

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Fixed Assets, Net

Furniture and other equipment and computer equipment and software are carried at cost and depreciated on a straight line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by Parent that provides for the granting of stock units and debentures. See Note 4 for a further discussion of stock-based compensation.

Operating Leases

The Company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. The Company accounts for lease and non-lease components separately. At December 31, 2022, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the accompanying statement of financial condition. See Note 6 for information about operating leases.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2022. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

NOTE 3 – Fixed Assets, Net

The following is a summary of fixed assets, net as of December 31, 2022 (*in thousands*):

Leasehold improvements	$	876
Furniture and other equipment		421
Computer equipment and software		259
		1,556
Accumulated depreciation and amortization		(1,090)
Fixed assets, net	$	466

NOTE 4 – Employee Incentive, Stock-Based Compensation, and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. Debentures vest ratably on an annual basis, with continued employment after the date of grant, and accumulate interest. The deferred awards generally vest ratably over a one- to ten-year vesting period.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

At December 31, 2022, there was $1.1 million of debenture and interest payable, which is included in accrued compensation in the statement of financial condition.

Deferred Compensation Plan

The Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred, as defined by the Plan, into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one- to ten-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Employee Profit Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. The Company may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – Related Party Transactions

At December 31, 2022, due to Parent and affiliates in the accompanying statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions and amounts due affiliates for advisory revenue allocations and operating expenses that were paid on the Company's behalf. At December 31, 2022, the Company owed the Parent $3.8 million and affiliated entities $0.5 million.

During the year ended December 31, 2022, the Company authorized and paid $13.0 million in dividends to MB Advisory.

NOTE 6 – Commitments, Guarantees, and Contingencies

Leases

The Company's operating leases primarily relate to office space with a remaining lease term of 4 years. At December 31, 2022, operating lease right-of-use assets were $6.3 million and lease liabilities, included in accounts payable and accrued expenses in the accompanying statement of financial condition, were $7.1 million.

The table below summarizes other information related to the Company's operating leases as of and for the year ended December 31, 2022 *(in thousands, except years and percentages)*:

Operating lease cash flows	$	978
Weighted-average remaining lease term (years)		8.9
Weighted-average discount rate		4.69%

The weighted-average discount rate represents the Company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2022 *(in thousands)*:

2023	$	930
2024		966
2025		1,002
2026		1,002
2027		1,002
Thereafter		3,923
Total undiscounted lease payments		8,825
Imputed interest		(1,689)
Total operating lease liabilities	$	7,136

Concentration of Credit Risk

At December 31, 2022, there were no receivables from the Company's largest customers. At December 31, 2022, five customers each exceeded 10% of the receivable amount.

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2022, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2022, the Company had net capital of $21.1 million, which was $20.4 million in excess of the Company's minimum required net capital of $0.8 million.

MILLER BUCKFIRE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2022

NOTE 8 – Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through March 13, 2023, the date the accompanying statement of financial condition was issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.